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MAR 01 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequence Investment Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun Street, Suite 330
(No. and Street)

Charleston SC 29401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. High (843) 853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GlaserDuncan CPAs

890 Johnnie Dodds Blvd. (Name – *if individual, state last, first, middle name*)

Building 3, Suite A Mt. Pleasant SC 29464
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin J. High, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequence Investment Partners, LLC, as of February 26, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William C Lynch
my commission expires
2/23/2014

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

SEQUENCE INVESTMENT PARTNER, LLC

CHARLESTON, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

SEQUENCE INVESTMENT PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

Table of Contents

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

Report of Independent Registered Public Accounting Firm

To the Member
Sequence Investment Partners, LLC
Charleston, South Carolina

We have audited the accompanying statement of financial condition of Sequence Investment Partners, LLC (a South Carolina Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequence Investment Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
Charleston, SC
February 26, 2010

890 Johnnie Dodds Blvd., Building 3, Suite A, Mt. Pleasant, SC 29464 **P** 843.849.0655 **F** 843.849.0612 **www.glaserduncan.com**

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	69,941
Accounts receivable		147
Property and equipment, net of accumulated depreciation of $31,356		4,906
Total Assets	$	74,994

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	9,747
Accrued payroll		1,757
Due to related party		5,939
Total Liabilities		17,443
Member's Equity		57,551
Total Liabilities and Member's Equity	$	74,994

See accompanying notes to financial statements.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Revenue	$	887,380
General and Administrative Expenses		945,037
Loss from operations		(57,657)
Other Income		
Interest income		359
Total other income		359
Net Loss	$	(57,298)

See accompanying notes to financial statements.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity, Beginning of Year	$	24,915
Contributions from Member		89,934
Net Loss		(57,298)
Member's Equity, End of Year	$	57,551

See accompanying notes to financial statements.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activites		
Cash received from customers	$	887,233
Cash paid to suppliers and employees		(923,708)
Interest received		359
Net cash used for operating activities		(36,116)
Cash Flows from Investing Activities		
Purchase of property and equipment		2,364
Net cash used for operating activities		2,364
Cash Flows from Financing Activities		
Member contributions received		89,934
Net cash provided by financing activities		89,934
Net Increase in Cash and Cash Equivalents		56,182
Cash and Cash Equivalents, Beginning of Year		13,759
Cash and Cash Equivalents, End of Year	$	69,941

See accompanying notes to financial statements.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2009

Reconciliation of Net Loss to Net Cash Used by Operating Activities

Net Loss	$	(57,298)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activites:		
Depreciation		3,796
Loss on disposal of property and equipment		(2,242)
Change in current operating assets and liabilities		
(Increase) Decrease in:		
Accounts receivable		3,760
Prepaid expenses		5,658
(Decrease) Increase in:		
Accounts payable		7,826
Accrued payroll		(3,555)
Other liabilites		5,939
Total adjustments		21,182
Net Cash Used for Operating Activities	$	(36,116)

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Investment Partners, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Sequence Investment Partners, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of WR Sequence Holdings, LLC. In October 2009, Sequence Holdings, LLC sold its 100% interest in the Company to WR Sequence Holdings, LLC. Sequence Holdings, LLC was founded in April 2005 and had owned the Company since its inception.

The Company operates a limited investment banking business consisting of advisory work and private placements to accredited investors. The Company does not hold funds or securities for, or owe money or securities to customers.

Limited Liability Company
The single member of Sequence Investment Partners, LLC has limited liability.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.

Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2009 was $3,796.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses totaled $3,897 for the year ended December 31, 2009.

Income Taxes
The Company was established as a single member Limited Liability Company (LLC), which is disregarded as an entity separate from its owner for federal and state income tax purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income.

2. NEW ACCOUNTING PRONOUNCEMENTS

Effective October 1, 2008, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures* (precodification FASB SFAS No. 157, *Fair Value Measurements,* as amended). FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value in accordance with GAAP, and expands disclosure requirements about fair value measurements. FASB ASC 820 also requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs in accordance with the following fair value: quoted prices in active markets for identical assets or liabilities (Level 1 measurements), significant other observable inputs (Level 2 measurements), and significant unobservable inputs (Level 3 measurements). The fair value measurement is assigned an overall input level based on the lowest level input that is significant to the fair value measurement in its entirety.

Implementation of FASB ASC 820 did not significantly affect the Company's financial statements.

Effective June 15, 2009, the Company adopted FASB ASC 855, *Subsequent Events* (pre-codification FASB SFAS No. 165, *Subsequent Events*). FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 defines the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure, the circumstances under which an organization shall recognize events occurring after the balance sheet date and the disclosures that an organization shall make about those events or transactions. FASB ASC 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (i.e., recognized event). The second type consists of events or transactions that provide evidence about conditions that did not exist as of the financial statement date (i.e., non-recognized event). Management evaluated all events and transactions that occurred after December 31, 2009 through February 26, 2010, the date these financial statements were issued.

Effective September 15, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement on Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* as amended. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by nonpublic entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 are as follows:

Software	$	30,400
Office equipment		5,862
		36,262
Accumulated depreciation		(31,356)
Net property and equipment	$	4,906

4. OPERATING LEASES

The Company leased its facilities from a related party under an operating lease during the first eight months of 2009, which the terms provided for monthly lease expense of $2,000. In August 2009 the Company moved locations and entered into a new operating lease with a related party expiring in August 2010. The terms of the new lease agreement provide for a month-to-month basis with a monthly rent expense of $3,000. In addition, the Company also pays for its own utilities and parking as provided in the agreement. Rent expense is recognized on a straight line basis, in accordance with accounting principles generally accepted in the United States of America. Rent and related expenses for the year ended December 31, 2009, were $29,549.

5. RELATED PARTY TRANSACTIONS

During the year, the Company leased its operating premises from Sequence Holdings, LLC (its parent company through August 2009). From August to December 2009 the Company leased its operating premises from the majority member of its new parent company, WRSequence Holdings, LLC. Total rental expense paid to related parties for facilities was $28,000 for the year ended December 31, 2009.

6. CONTINGENCIES AND COMMITMENTS

The Company is not currently subject to legal proceedings as of the date of the audit report. However, it is at least reasonably possible the Company may be subject to legal proceedings covering a range of matters that arise in the ordinary course of business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company as presented.

7. SUBSEQUENT EVENTS

On February 1, 2010 the Company filed an Articles of Correction statement with the State of South Carolina to change its name from Sequence Investment Partners, LLC to WRSequence, LLC. This change was made in coordination with the purchase of the Company in October 2009 to reflect the change in ownership.

SEQUENCE INVESTMENT PARTNERS, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Aggregate Indebtedness:		
Accounts payable, accrued expenses, and due to related party	$	17,443
Total aggregate indebtedness:	$	17,443
Net Capital:		
Member's equity	$	57,551
Adjustments to net capital:		
Accounts receivable		(147)
Property and equipment, net		(4,906)
Net Capital, as defined		52,498
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	47,498
Ratio of Aggregate Indebtedness to Net Capital		33%

See report of independent registered public accounting firm.

SEQUENCE INVESTMENT PARTNERS, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2009

	UNAUDITED	
	Per FOCUS Report	**Difference from Audited Financial Statements**
Aggregate Indebtedness:		
Accounts payable, accrued expenses, and due to related party	$ -	$ 17,443
Total aggregate indebtedness:	$ -	$ 17,443
Net Capital:		
Member's equity	$ 95,639	$ (38,088)
Adjustments to net capital:		
Accounts receivable	(13,495)	$ 13,348
Property and equipment, net	(1,300)	$ (3,606)
Net Capital, as defined	80,844	$ (28,346)
Minimum Net Capital Requirement	5,000	5,000
Net Capital in Excess of Requirement	$ 75,844	$ (33,346)
Ratio of Aggregate Indebtedness to Net Capital	0%	

The difference in computations of Net Capital per the 4th Quarter 2009 FOCUS Report and the 2009 audited financial statements are the result of adjustments made during the audit.

See report of independent registered public accounting firm.

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
Sequence Investment Partners, LLC
Charleston, South Carolina

In planning and performing our audit of the financial statements of Sequence Investment Partners, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2009, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

890 Johnnie Dodds Blvd., Building 3, Suite A, Mt. Pleasant, SC 29464 P 843.849.0655 F 843.849.0612 www.glaserduncan.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Sequence Investment Partners, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 26, 2010.

<u>Segregation of Duties:</u>
During 2009, there existed segregation of duties issues within the Company's accounting and reporting system within the areas of cash receipts, cash disbursements, and the recording and reconciliation of certain accounting transactions. We recognize the Company, due to its size, has limited employees to prepare and execute an ideal system of segregated duties. We do recommend that management consider separating certain duties in more critical areas to mitigate and reduce its risks of material misstatement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
Charleston, South Carolina
February 26, 2010